Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 20

DATED JULY 5, 2007

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 20 supplements our prospectus dated December 8, 2006, as previously supplemented by Supplement No. 6 dated March 8, 2007, Supplement No. 15 dated June 5, 2007, Supplement No. 16 dated June 15, 2007, Supplement No. 17 dated June 19, 2007, Supplement No. 18 dated June 22, 2007 and Supplement No. 19 dated July2, 2007.  This supplement updates, modifies or supersedes certain information in the prospectus sections entitled “Business and Policies,” “Description of Real Estate Assets” and “Plan of Distribution” as described below.  You should read this Supplement No. 20 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

Business and Policies

Joint Ventures and Other Co-Ownership Arrangements

This subsection, which starts on page 124 in the “Business and Policies” section of the prospectus, has been updated and modified as follows:

Cobalt Industrial REIT II On June 29, 2007, we entered into a shareholders agreement with Cobalt Industrial REIT II, referred to herein as “Cobalt”, a private REIT, and an affiliate of Cobalt Capital Partners, L.P., referred to herein as “Cobalt Partners”. Cobalt acquires, develops and redevelops light industrial properties located in major metropolitan markets in the United States.

Under the shareholders agreement we have committed to invest, over a thirty-month period through a wholly-owned subsidiary, Inland American Cobalt Investors, L.L.C. up to $125 million in shares of common beneficial interest referred to as “Common Shares”. Cobalt Partners will manage Cobalt’s day-to-day affairs subject to the oversight of a “board of trust managers” comprised of seven members, including one member that we have the right to designate for election by Cobalt’s stockholders.

Cobalt was initially formed on December 22, 2006 by the advisor and other investors not including Inland American Cobalt Investors, L.LC.  Cobalt intends to acquire its properties over a three-year period with the total duration not to exceed eight years plus two one-year extensions, referred to herein as the “Holding Period.”As of the date of this supplement, Cobalt has acquired thirty-six industrial projects consisting of approximately 3.0 million total gross leasable square feet located within the greater metropolitan areas of Atlanta, Chicago, Dallas, Houston, and Phoenix.

There is a group of 125 small investors ($1,000 each) who have preferred stock so that the REIT complies with REIT rules. Our investment will entitle us to a preferred dividend equal to 9% per annum, as well as a preference in the event of any liquidation, dissolution or winding up of Cobalt.  Upon the expiration or earlier termination of the Holding Period, Cobalt and the Advisor will cause Cobalt to commence the orderly liquidation of the assets in accordance with the shareholders agreement.  Throughout the Holding Period, we will also have the right to dispose of our shares in accordance with the provision of the shareholders agreement.

Description of Real Estate Assets

This section updates the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 131 of the prospectus.  Note that any discussion regarding the potential acquisition of a property or portfolio of properties under the heading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are identified in this supplement under the heading “Acquired Properties.”

Acquired Properties

We or our joint venture, MB REIT purchased the following properties on the dates indicated below.

Middleburg Crossings.  On June 29, 2007, we purchased a fee simple interest in a retail center known as Middleburg Crossings containing approximately 64,232 gross leasable square feet.  The center is located at 2640 Blanding Boulevard in Middleburg, Florida.  Middleburg Crossings was built in 2000.  As of July 1, 2007, this property was 98% occupied, with a total of approximately 62,655 square feet leased to twelve tenants.  We purchased this property from an unaffiliated third party, Leesburg Marketplace, Inc., for approximately $10.7 million in cash, and may later borrow monies using the property as collateral.

Lord Salisbury Center.  On June 28, 2007, we purchased a fee simple interest in a retail center known as Lord Salisbury Center, which contains approximately 113,821 gross leasable square feet.  The center is located at 2639, 2641, 2645, 2649, 2653 and 2657 North Salisbury Boulevard in Salisbury, Maryland.  Lord Salisbury Center was built in 2005.  As of July 1, 2007, this property was 100% occupied, and leased to eleven tenants.  We purchased this property from an unaffiliated third party, Lord Salisbury Center, LLC, for approximately $21.1 million in cash, and may later borrow monies using the property as collateral.

Shops at Riverstone..  On June 28, 2007, we purchased a fee simple interest in a newly constructed shopping center known as the Shops at Riverstone, which contains approximately 314,542 gross leasable square feet.  The center is located at Highway 6 and Riverstone Boulevard in Missouri City, Texas.  The Shops at Riverstone was built between 2004 and 2006.  As of July 1, 2007, this property was 80% occupied with a total of 250,068 square feet leased to nineteen tenants.  We purchased this property from unaffiliated third parties, Riverstone Retail Partners, Ltd., and LASCO Riverstone Retail Partners, Ltd., for approximately $42.0 million in cash, and may later borrow monies using this property as collateral.

CFG Portfolio.  On June 26, 2007, we purchased a fee simple interest in the last property from the CFG Portfolio ; the other properties in the portfolio had been purchased on June 14, 2007.  The acquired property contains 4,102 gross leasable square feet in the aggregate and is located in South Russell, Ohio. This property is 100% leased to one tenant. We purchased this property from an unaffiliated third party, Charter One Bank, N.A., for approximately $1.7 million, in cash and may later borrow monies using this property for collateral.  The aggregate purchase price of for the entire CFG portfolio was approximately $ 290 million for the entire portfolio.

Spring Town Center - Phase III.  On June 22, 2007, MB REIT purchased a fee simple interest in an existing retail center known as Spring Town Center - Phase III, containing approximately 30,438 gross leasable square feet.  The center is located at 21322 Kyukendahl Road in Spring, Texas.  Spring Town Center - Phase III was built over a two year period beginning in 2004.  As of July 1, 2007, this property was 74% occupied with approximately 22,588 square feet leased to six tenants.  MB REIT purchased this property from an unaffiliated third party, A-K-S 57 NEC FM 2920-Kuykendahl, L.P. for approximately $6.8 million in cash and may later borrow monies using the property as collateral.

Financing Transactions

For the period from June 13, 2007 through July 2, 2007, we borrowed a total of approximately $30.9 million secured by two properties. These loans bear interest rates of 5.557% and 5.543% per annum, respectively and require us to make monthly interest-only payments until these loans mature.  The loans mature within ten years after closing. The properties that have been financed are Northwest Marketplace and Legacy Crossing.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 322 of the prospectus, has been updated as follows:

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The following table provides information regarding shares sold in our offering as of July 2, 2007.

	Shares	Gross Proceeds ($)(1)	Commissions and Fees ($)(2)	Net Proceeds ($)(3)

From our Sponsor:	20,000	200,000	—	200,000

Shares sold in the offering:	438,742,974	4,387,429,740	460,680,123	3,926,749,617

Shares sold pursuant to our distribution reinvestment plan:	6,849,155	65,066,973	—	65,066,973

Shares repurchased pursuant to our share repurchase program:	(412,827)	(3,818,650)	—	(3,818,650)

	445,199,302	4,448,878,063	460,680,123	3,988,197,940

(1)                    Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)                    Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)                    Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.